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BRINGING CRISPR TECHNOLOGY TO THE $150B PET MARKET[1]

Our team of genetics experts and industry veterans plans to use CRISPR technology to eliminate the genes that cause allergies in owners and diseases in our pets.

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Deal Terms:

$5.00	$35M	$1,000
Price per Share	Valuation	Min. Investment

Offering Circular   FORM C   Investor Perks

HOW IT WORKS

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OUR GOAL IS TO MAKE PETS HEALTHIER



Our plan is to use CRISPR to modify disease-causing genes in pets, making pets healthier and helping them live longer.

We intend to target:

 Genes that cause allergies in pet owners

 Cancer-causing genes

 Genes that cause hip dysplasia

 Genes that cause cataracts

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AdoraPet

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CRISPR is a natural process where bacteria use special enzymes to find and cut up the DNA of viruses. Scientists realized they could harness this process to edit any DNA strand, opening up the possibility of modifying the genes that causes diseases or repairing mutant DNA. The first scientists who discovered how to use CRISPR won the Nobel Prize.

TEAM

CO-FOUNDED BY A TEAM OF VISIONARIES





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Co-Founded by a Gene

We're able to leverage world-class technology because of our world-class team. AdoraPet Co-Founder Dr. George Church is one of the world's leading pioneers of gene therapy.

Dr. George Church
Co-Founder

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One of the initiators of the Human Genome Project

TIME Magazine's "100 Most Influential People in the World"

Co-Founder of Colossal, the company de-extincting the woolly mammoth







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Dr. Richard Chin

- Founder and CEO of KindredBio (NASDAQ:KIN), pet company that was sold for $440M
- Harvard MD and Rhodes Scholar
- Developed drugs with over $10B of global sales in 2021

Dr. Stephen Sundlof

- Former head of the FDA's Center for Veterinary Medicine
- Oversaw FDA regulatory oversight of glow-in-the-dark pet fish
- Former Chief Scientific Officer of KindredBio







AdoraPet

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*Note: Investor perks do not stack.

MARKET SIZE

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THE PET MARKET CONTINUES TO GROW

We believe people will do just about anything for their pets, including paying a premium for a pet that meets their needs. After all, 95% of pet owners consider their pets part of their family.







OVER 6 MILLION CATS AND DOGS ENTER SHELTERS EVERY YEAR[3]

11% OF CATS ARE SURRENDERED BECAUSE THEIR OWNERS HAVE ALLERGIES[4]

U.S. PET MARKET SALES HAVE GROWN 100% IN THE LAST DECADE[5]



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 AdoraPet

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OUR PATH FORWARD

BRINGING ADORAPET TO MARKET

This funding round will help support our mission to bring healthier, longer-living pets to more homes. We plan to use these funds for research & development including: establishing our laboratory and breeding facilities, and other operational costs.

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1. The global pet care market size was valued at USD 150.67 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 5.1% from 2022 to 2030. **Source.**

2. Each person who qualifies for a "Company Perk" will be assigned a spot in line in their respective tier. Once the allotment for each tier is exhausted, there will be no more company perk for that tier this round. The company perks are transferrable and apply to the first animals that are commercialized to the public. Not applicable to those sold to breeders as breeding stock, those provided free of charge, or those used for clinical studies. The perk is not for the animal itself but for the spot in line. Investors who satisfy the criteria for each tier are still required to pay for their AdoraPet animal.

3. Over 6 million cats and dogs enter shelters every year. **Source.**

4. 11% of cats are surrendered because their owners have allergies. **Source.**

5. U.S. pet sales have grown 100% in the last decade. **Source.**



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AdoraPet How It Works Team Investor Perks Market INVEST NOW

cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketpl the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiq that may be subject to holding period requirements and/or liquidity concerns.

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